

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. B. Clyde Preslar
Chief Financial Officer
RailAmerica, Inc.
7411 Fullerton Street, Suite 300
Jacksonville, Florida 32256

> **Re:** **RailAmerica, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 001-32579**

Dear Mr. Preslar:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief